UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14F-1

Information Statement Required Pursuant to Section 14(f)

of the Securities Exchange Act of 1934

and Rule 14f-1 Thereunder

Cipherloc Corporation

(Exact Name of Registrant as specified in its charter)

Delaware	000-28745	86-0837077
(State or other jurisdiction of incorporation)	Commission File Number	(IRS Employer Identification Number)

6836 Bee Cave Road, Bldg. 1, S#279, Austin, Texas	78746
(Address of Principal Executive Offices)	(Zip Code)

(512) 772-4245

(Registrant’s telephone number, including area code)

Approximate Date of Mailing: July 5, 2022

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

CIPHERLOC CORPORATION

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

July 5, 2022

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF CIPHERLOC CORPORATION

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE NOT REQUIRED TO TAKE ANY ACTION.

Schedule 14f-1

You are urged to read this Information Statement carefully and in its entirety. However, you are not required to take any action in connection with this Information Statement. References throughout this Information Statement to “Company,” “we,” “us,” and “our” refer to Cipherloc Corporation.

INTRODUCTION

This Information Statement is anticipated to be mailed on or about July 5, 2022 to the holders of record at the close of business on June 30, 2022 (the “Record Date”) of common stock, $0.001 par value (the “Common Stock”), of Cipherloc Corporation, a Delaware corporation, in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder, in connection with an anticipated change in majority control of the Company’s Board of Directors (the “Board” or “Board of Directors”) other than by a meeting of stockholders. Section 14(f) of the Exchange Act and Rule 14f-1 require the mailing to the Company’s stockholders of record the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of the Company’s directors occurs (otherwise than at a meeting of the Company’s stockholders).

You are receiving this Information Statement in connection with the expected designation of new members to the Board of Directors of the Company pursuant to a change of control of the Company.

On July 1, 2022, the Company closed its previously announced acquisition, pursuant to the terms of that certain equity securities purchase agreement (the “Purchase Agreement”), dated May 16, 2022, by and among the Company, SideChannel, Inc. (“SideChannel”), SideChannel’s stockholders (collectively, the “Sellers”), and Brian Haugli, as the Sellers’ representative (the “Representative”),whereby the Company acquire all of the equity securities of SideChannel in exchange for shares of the Company’s equity securities (the “Acquisition”). The completion of the Acquisition resulted in various changes to the corporate governance and capital structure of the Company, as detailed below.

Pursuant to the Purchase Agreement, the Sellers agreed to exchange all of their securities of SideChannel for an aggregate of up to 119,800,000 shares (the “Common Shares”) of Common Stock and 100 shares of the Company’s newly designated Series A Preferred Stock, $0.001 par value (the “Preferred Shares” and, together with the Common Shares, the “Shares”). The Common Shares will be issued to the Sellers in two tranches as follows: (i) the first tranche of 59,900,000 Common Shares (the “First Tranche Shares”) were issued at the closing of the Acquisition (the “Closing”), and (ii) the second tranche of 59,900,000 Common Shares (the “Second Tranche Shares”) will be issued when the operations of SideChannel, as a subsidiary of the Company, achieve at least $5.5 million in revenue for any trailing twelve month period after the Closing and before the 48 month anniversary of the execution of the Purchase Agreement (the “Milestone”). The Sellers acquired approximately 40.6% of the outstanding Common Stock as of the closing date of the Acquisition (the “Closing Date”). If SideChannel achieves the Milestone and the Sellers are issued the Second Tranche Shares, assuming the number of shares outstanding prior to the issuance of the Second Tranche Shares being issued, remains the same as on the Closing Date, the Sellers will hold a total of approximately 57.8% of the Company’s outstanding Common Stock. The number of Second Tranche Shares may be reduced, or increased, based upon whether SideChannel’s working capital as of the Closing is less than or more than zero. The number of the Second Tranche Shares may also be subject to adjustment based upon any successful indemnification claims made by the parties pursuant to the Purchase Agreement.

In connection with the closing of the Acquisition, on July 1, 2022, the Company filed a Certificate of Designation of Series A Preferred Stock (the “Certificate of Designation”) with the Delaware Secretary of State. The Preferred Shares were issued to the Sellers at the Closing. After the Closing, the holders of the Preferred Shares will have the right to appoint the majority of the members of the Company’s Board of Directors, provided that such appointees and the number of independent directors, after taking into consideration the appointment of the members of the Board of Directors appointed by the holders of the Preferred Shares, are consistent with the requirements for a company whose equity securities are listed on either the New York Stock Exchange or The Nasdaq Stock Market. The Preferred Shares will be convertible into shares of the Company’s Common Stock at any time, on a one-for-one basis (subject to adjustment as provided therein), and will automatically convert into shares of the Common Stock upon the earliest to occur of (i) the issuance of the Second Tranche Shares, (ii) the cancellation of the Second Tranche Shares or (iii) the liquidation, dissolution or winding up, or deemed liquidation, of the Company or a Deemed Liquidation Event (as defined in the Certificate of Designation).

The Shares are subject to a Lock-Up/Leak-Out Agreement pursuant to which, subject to certain exceptions, the Sellers may not directly or indirectly offer to sell, or otherwise transfer, any of the Shares they receive pursuant to the Purchase Agreement for 24 months after the Closing of the Acquisition without the prior written consent of the Company. Notwithstanding the foregoing, pursuant to the Lock-Up/Leak-Out Agreement, the Sellers may sell up to 20% of their shares of Common Stock beginning 12 months after the Closing, and the remaining 80% of their shares of Common Stock beginning 24 months after the Closing.

THIS INFORMATION STATEMENT IS REQUIRED BY SECTION 14(F) OF THE EXCHANGE ACT AND RULE 14F-1 PROMULGATED THEREUNDER IN CONNECTION WITH THE APPOINTMENT OF CERTAIN DIRECTOR DESIGNEES TO THE BOARD. NO ACTION IS REQUIRED BY OUR STOCKHOLDERS IN CONNECTION WITH THE RESIGNATION AND APPOINTMENT OF ANY DIRECTOR.

CHANGE IN MAJORITY OF BOARD OF DIRECTORS

The directors of the Company prior to the Closing were Tom Wilkinson, Anthony Ambrose, David Chasteen, and Sammy Davis. In connection with the Closing of the Acquisition, David Chasteen and Sammy Davis resigned from the Company’s Board of Directors. Further, upon the Closing of the Acquisition, and in replacement of Mr. Davis and Mr. Chasteen, Kevin Powers and Deborah MacConnel were appointed as directors of the Company. The Company has also agreed that, effective upon the day immediately following the tenth day following the mailing of this Information Statement to its stockholders of record on the Record Date, Brian Haugli and Hugh Regan shall be appointed as directors of the Company.

No action is required by our stockholders in connection with this Information Statement. However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, requires the mailing to our stockholders of the information set forth in this Information Statement.

VOTING SECURITIES

As of the Record Date, our authorized capitalization consisted of 681,000,000 shares of Common Stock and 10,000,000 shares of preferred stock, of which 88,445,832 shares of Common Stock and no shares of Preferred Stock were issued and outstanding.

Holders of our Common Stock are entitled to one vote for each share on all matters to be voted on by our stockholders. Holders of our Common Stock have no cumulative voting rights. They are entitled to share ratably in any dividends that may be declared from time to time by the Board of Directors in its discretion from funds legally available for dividends. Holders of our Common Stock have no preemptive rights to purchase our Common Stock.

STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT BEFORE AND AFTER THE CONSUMMATION OF THE ACQUISITION

The following table sets forth certain information regarding beneficial ownership of shares of our Common Stock as of June 28, 2022 by (i) each person known to beneficially own more than 5% of our outstanding Common Stock, (ii) each of our directors, (iii) each of our named executive officers and (iv) all of our directors and named executive officers as a group.

Except as indicated in footnotes to this table, we believe that the stockholders named in this table have sole voting and investment power with respect to all shares of Common Stock shown to be beneficially owned by them, based on information provided to us by such stockholders, subject to community property laws, where applicable.

Unless otherwise indicated herein, the address of each person is c/o Cipherloc Corporation, 6836 Bee Cave Road, Bldg. 1 S#279, Austin, TX 78746.

Stock Ownership of Principal Owners and Management Before the Consummation of the Acquisition

Beneficial Owner	Shares of Common Stock Beneficially Owned Before the Acquisition		Percent of Shares of Common Stock Beneficially Owned Before the Acquisition(1)	Series A Preferred Stock Beneficially Owned Before the Acquisition	Percent of Series A Preferred Stock Beneficially Owned Before the Acquisition
Named Executive Officers and Directors:
Tom Wilkinson	281,868	(2)	*	-	-
Anthony Ambrose	266,668	(3)	*	-	-
David Chasteen	370,370	(4)	*	-	-
Sammy Davis, DrPH	221,112	(5)	*	-	-
Ryan Polk	92,592	(6)	*	-	-
Nicholas Hnatiw	92,592	(7)	*	-	-
Brian Haugli	12,500	(8)	*
Hugh Regan	-		-	-	-
Deborah MacConnel	-		-	-	-
Kevin Powers	-		-	-	-
All executive officers and directors as a group (10 persons)	1,337,702		1.51%	-	-

*	Indicates less than 1%

(1)	The number and percentage of shares beneficially owned are determined in accordance with Rule 13d-3 of the Exchange Act, and the information provided in the table above is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares over which the individual or entity has voting power or investment power and any shares of Common Stock that the individual has the right to acquire within 60 days of the Record Date, through the exercise of any stock or other right. As of the Record Date, 88,445,832 shares of Common Stock were outstanding.

(2)	Represents (i) 15,200 shares of Common Stock and (ii) 266,668 restricted stock units.

(3)	Represents 266,668 restricted stock units.

(4)	Represents (i) 370,370 restricted stock units. Excludes 740,741 restricted stock units that will not vest within 60 days of the Record Date.

(5)	Represents (i) 10,000 shares of Common Stock (ii) 211,112 restricted stock units.

(6)	Represents 92,592 restricted stock units. Excludes 462,964 restricted stock units that will not vest within 60 days of the Record Date.

(7)	Represents 92,592 restricted stock units. Excludes 462,964 restricted stock units that will not vest within 60 days of the Record Date.

(8)	Represents 12,500 shares of Common Stock.

Stock Ownership of Principal Owners and Management Following the Consummation of the Acquisition

The following table sets forth certain information regarding beneficial ownership of our Common Stock and preferred stock as of the Record Date, assuming the Acquisition was consummated on such date by (i) each person known by us to be the beneficial owner of more than 5% of our outstanding Common Stock, (ii) each of our directors, (iii) each of our named executive officers and (iv) all of our directors and named executive officers as a group.

Beneficial Owner	Common Stock Beneficially Owned After the Acquisition		Percent of Common Stock Beneficially Owned After the Acquisition(1)	Series A Preferred Stock Beneficially Owned After the Acquisition	Percent of Series A Preferred Stock Beneficially Owned After the Acquisition(2)
Named Executive Officers and Directors:
Tom Wilkinson	281,868	(3)	*	-	-
Anthony Ambrose	266,668	(4)	*	-	-
Ryan Polk	92,592	(5)	*	-	-
Brian Haugli	42,541,500	(6)	28.66%	71	71.0%
Hugh Regan	-	(7)	-	-	-
Deborah MacConnel	-	(8)	-	-	-
Kevin Powers	-	(9)	-	-	-
All executive officers and directors as a group (7 persons)	43,182,628		29.09%	71	71.0%

(1)	The number and percentage of shares beneficially owned are determined in accordance with Rule 13d-3 of the Exchange Act, and the information in the table above is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares over which the individual or entity has voting power or investment power and any shares of Common Stock that the individual has the right to acquire within 60 days of July 1, 2022, through the exercise of any option or other right. There were 148,445,832 shares of Common Stock were outstanding and 100 shares of Series A Preferred Stock were outstanding the day immediately after the closing of the Acquisition.

(2)	Each holder of outstanding shares of Series A Preferred Stock shall be entitled to such number of votes equal to the number of shares of Common Stock that such Series A Preferred Stock are convertible into. Each share of the Series A Preferred Stock is convertible into one share of Common Stock, subject to adjustment as set forth in the Certificate of Designation.

(3)	Represents (i) 15,200 shares of Common Stock and (ii) 266,668 restricted stock units. Excludes 500,000 restricted stock units that will not vest within 60 days of July 1, 2022.

(4)	Represents 266,668 restricted stock units. Excludes 500,000 restricted stock units that will not vest within 60 days of July 1, 2022.

(5)	Represents 277,776 restricted stock units. Excludes 277,780 restricted stock units will not vest within 60 days of July 1, 2022.

(6)	Represents 42,541,500 shares of Common Stock.

(7)	Excludes 100,000 restricted stock units that will not vest within 60 days of July 1, 2022.

(8)	Excludes 100,000 restricted stock units that will not vest within 60 days of July 1, 2022.

(9)	Excludes 100,000 restricted stock units that will not vest within 60 days of July 1, 2022.

DIRECTORS AND EXECUTIVE OFFICERS

Under the terms of the Preferred Shares, upon the issuance of the Preferred Shares at the Closing of the Acquisition, the holders of the Preferred Shares have the right to appoint the majority of the members of the Company’s Board. Accordingly, the Company and the holders of Preferred Stock have agreed that, effective upon the eleventh day following the mailing of this Information Statement to the Company’s stockholders of record on the Record Date (the “Board Appointment Date”), Brian Haugli and Hugh Regan shall be appointed as directors of the Company and that such Preferred Shareholders have also appointed each of Deborah MacConnel and Kevin Powers as directors effective as of the Closing. All newly appointed directors will serve until the Company’s next annual meeting of stockholders or until their respective successors are elected and qualified or until their earlier death, resignation or removal.

Directors and officers following the Board Appointment Date

Name	Ages	Position(s) with the Company
Brian Haugli	42	Chief Executive Officer, President and Director
Ryan Polk	54	Chief Financial Officer
Tom Wilkinson	52	Director (Chairman)
Anthony Ambrose	60	Director (Lead Independent Director)
Hugh Regan	62	Director
Deborah MacConnel	58	Director
Kevin Powers	55	Director

Brian Haugli, Chief Executive Officer, President and Director

Mr. Haugli has been the Managing Partner of SideChannel since September 2017. Since October 2020, Mr. Haugli has also served as the founder of RealCISO, a cybersecurity risk assessment SaaS platform, and has been the creator and host of CISOlife YouTube and Podcast since August 2019. Mr. Haugli was an Adjunct Professor at Boston College from June 2020 through January 2022, an advisor to Zscaler, Inc. (NASDAQ: ZS) from September 2019 to 2020, and worked for the Hanover Group (NYSE: THG) from May 2015 to April 2019, most recently as VP, Chief Security Officer. Mr. Haugli holds a Bachelor of Technology in Network Administration from the State University of New York at Morrisville. The Company believes Mr. Haugli is qualified to serve as a member of the Company’s Board because of his focus on data security and technology industry experience.

Ryan Polk, Chief Financial Officer

Mr. Polk has served as the Company’s Chief Financial Officer since February 2020. Mr. Polk has served in leadership roles in both public and private companies after a brief time at accounting firm Ernst & Young. He is a part-time employee of Cipherloc and is engaged in providing CEO and CFO related services to other companies as an independent contractor. He is a graduate of Purdue University with two Bachelor of Science degrees from the Krannert School of Management. His career has focused on both the consumer products and technology industries.

Tom Wilkinson, Director (Chairman)

Mr. Wilkinson has served a director of the Company since June 2019. He is a licensed CPA in Texas and Colorado. From 2014 to October 2015 he was the Chief Financial Officer of Amherst Holdings, LLC. Mr. Wilkinson joined Xplore Technologies Corp., a Nasdaq traded company, in 2015 where he served as the Chief Financial Officer until 2017 when he took on the position of Chief Executive Officer until the sale of the company to Zebra Technologies in August 2018. He presently owns and operates Wilkinson & Company, a financial and business consulting firm focused on emerging growth pre-IPO and public companies. Mr. Wilkinson has also been a member of the board of directors of Astrotech Corporation (NASDAQ: ASTC) since October 2018. He received his Bachelor of Business Administration and Master of Professional Accounting from the University of Texas in 1992. We believe Mr. Wilkinson is qualified to serve as a member of the Company’s Board because of his financial experience.

Anthony Ambrose, Director (Lead Independent Director)

Mr. Ambrose has served as a director of the Company since June 2019. Mr. Ambrose has served as a director, President and Chief Executive Officer of Data I/O, the leading global provider of advanced data and security programming solutions, and a Nasdaq listed company (NASDAQ: DAIO). Prior to Data I/O, Mr. Ambrose was Owner and Principal of Cedar Mill Partners, LLC, a strategy consulting firm since 2011. From 2007 to 2011, he was Vice President and General Manager at RadiSys Corporation, a leading provider of embedded wireless infrastructure solutions, where he established the telecom platform business and grew it to over $125 million in annual revenues. He was previously general manager and held several other progressively responsible positions at Intel Corporation, where he led development and marketing of standards-based communications platforms and grew the industry standard server business to over $1 billion in revenues. Mr. Ambrose has a Bachelor of Science degree in Engineering from Princeton University and has completed the Stanford University Director Symposium. We believe Mr. Ambrose is qualified to serve as a member of the Company’s Board because of his data security and industry experience.

Hugh Regan, Director

In June 2021, Mr. Regan retired after just over 25 years with inTEST Corporation (NYSE MKT: INTT), a manufacturer of capital equipment used in the semiconductor industry and other markets, where he served as Secretary, Treasurer and Chief Financial Officer since 1996. Mr. Regan currently works as a private consultant to businesses, assisting them with various strategic issues. Prior to inTEST Corporation, Mr. Regan served in various financial capacities for Value Property Trust, a former publicly traded real estate investment trust, including as Vice President of Finance and Chief Financial Officer. Mr. Regan has a Bachelor of Science degree in Commerce with a concentration in Accounting and Finance from Rider University. The Company believes Mr. Regan is qualified to serve as a member of the Company’s Board because of his experience with publicly traded technology companies as chief financial officer.

Deborah MacConnel, Director

Ms. MacConnel has been involved in the computer industry and technology sector for 34 years, retiring recently from International Business Machines Corporation (“IBM”) (NYSE: IMB) after 28 years. Prior to her retirement, Ms. MacConnel was instrumental in transforming information technology for IBM’s human resources function, which supported up to 450,000 employees. Ms. MacConnel’s team at IBM was also responsible for transforming the succession planning process for executive selection and promotion, along with enhancing the processes for mergers and acquisition management and talent acquisition. Ms. MacConnel has a Bachelor of Science degree in Business Administration from the University of Texas. The Company believes Ms. MacConnel is qualified to serve as a member of the Company’s Board because of her experience scaling global teams for technology companies.

Kevin Powers, Director

Mr. Powers is the founder and director of the Master of Science in Cybersecurity Policy and Governance Programs at Boston College and has served as an Assistant Professor of the Practice at Boston College Law School and in Boston College’s Carroll School of Management’s Business Law and Society Department since November 2015. Mr. Powers has also been a Cybersecurity Research Affiliate at the MIT Sloan School of Management since June 2018. Mr. Powers has a Bachelor of Art degree in History and Business from Salem State University and a Juris Doctor degree from Suffolk University Law School. The Company believes Mr. Powers is qualified to serve as a member of the Company’s Board because of his extensive experience in cybersecurity.

Director Independence

The Company has determined that a majority of the Board consists of members who are currently “independent” as that term is defined under the rules of the Nasdaq Stock Market LLC. As the Company’s Common Stock is traded over the counter on the OTCQB, it is not required to comply with such requirements. Nevertheless, the Company considers Anthony Ambrose, Hugh Regan, Deborah MacConnel and Kevin Powers to be “independent” under such rules.

Family Relationships

No family relationships exist between any of the people that will be our directors or executive officers as of the Board Appointment Date or any of our current or former directors and officers. Except as set forth herein, there are no arrangements or understandings between or among our executive officers and directors pursuant to which any director or executive officer was or is to be selected as a director or executive officer.

Involvement in Certain Legal Proceedings

We are not aware of any of our directors or officers being involved in any legal proceedings in the past ten years relating to any matters in bankruptcy, insolvency, criminal proceedings (other than traffic and other minor offenses), or being subject to any of the items set forth under Item 401(f) of Regulation S-K.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our directors and executive officers, and persons who own more than 10% of a registered class of our equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of our common stock and other equity securities. To our knowledge, based solely upon a review of Forms 3, 4, and 5 filed with the SEC during the fiscal year ended September 30, 2021, we believe that, except as set forth below, our directors, executive officers, and greater than 10% beneficial owners have complied with all applicable filing requirements during the fiscal year ended September 30, 2021.

●	Nicholas Hnatiw failed to timely report his insider status on a Form 3.

Code of Business Conduct and Ethics

We have adopted a formal Code of Ethics applicable to all Board members, officers and employees. A copy of our Code of Ethics may be obtained without charge upon written request to Secretary, Cipherloc Corporation, 6836 Bee Cave Road, Bldg. 1, Suite 279, Austin, TX 78746.

Corporate Governance

Term of Office

Our directors are appointed for a one-year term to hold office until the next annual general meeting of our stockholders or until removed from office in accordance with our Bylaws. Our officers are appointed by our Board of Directors and hold office until removed by the Board, except to the extent governed by an employment agreement.

Committees of the Board

The Company’s Board of Directors met four times during the fiscal year ended September 30, 2021. The Company’s audit committee, nominating and corporate governance committee and compensation committee met four, four and four times, respectively, during the year ended September 30, 2021.

Audit Committee

Pursuant to the audit committee charter, the committee’s responsibilities include:

●	appointing, approving the compensation of, and assessing the independence of our independent registered public accounting firm;

●	pre-approving auditing and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;

●	reviewing the overall audit plan with our independent registered public accounting firm and members of management responsible for preparing our financial statements;

●	reviewing and discussing with management and our independent registered public accounting firm our annual and quarterly financial statements and related disclosures as well as critical accounting policies and practices used by us;

●	coordinating the oversight and reviewing the adequacy of our internal control over financial reporting;

●	establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns;

●	recommending based upon the audit committee’s review and discussions with management and our independent registered public accounting firm whether our audited financial statements will be included in our Annual Reports on Form 10-K;

●	monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters;

●	preparing the audit committee report required by SEC rules to be included in our annual proxy statement;

●	reviewing all related person transactions for potential conflict of interest situations and approving all such transactions; and

●	reviewing quarterly earnings releases.

Compensation Committee

Pursuant to the compensation committee charter, the committee’s responsibilities include:

●	annually reviewing and approving corporate goals and objectives relevant to the compensation of our Chief Executive Officer;

●	evaluating the performance of our Chief Executive Officer considering such corporate goals and objectives and determining the compensation of our Chief Executive Officer;

●	reviewing and approving the compensation of our other executive officers;

●	reviewing and establishing our overall management compensation, philosophy and policy;

●	overseeing and administering our compensation and similar plans;

●	evaluating and assessing potential and current compensation advisors in accordance with the independence standards identified in the applicable Nasdaq rules;

●	retaining and approving the compensation of any compensation advisors;

●	reviewing and making recommendations to our Board about our policies and procedures for the grant of equity-based awards;

●	evaluating and making recommendations to the Board about director compensation;

●	preparing the compensation committee report required by SEC rules, if and when required, to be included in our annual proxy statement; and

●	reviewing and approving the retention or termination of any consulting firm or outside advisor to assist in the evaluation of compensation matters.

Nominating and Corporate Governance Committee

Pursuant to the nominating and corporate governance committee charter, the committee’s responsibilities include:

●	developing and recommending to the Board criteria for Board and committee membership;

●	establishing procedures for identifying and evaluating Board candidates, including nominees recommended by stockholders;

●	reviewing the size and composition of the Board to ensure that it is composed of members containing the appropriate skills and expertise to advise us;

●	identifying individuals qualified to become members of the Board;

●	recommending to the Board the persons to be nominated for election as directors and to each of the Board’s committees;

●	developing and recommending to the Board a code of business conduct and ethics and a set of corporate governance guidelines; and

●	overseeing the evaluation of our Board and management.

Director Nominations Process

Our nominating and corporate governance committee is responsible for recommending candidates to serve on the Board and its committees. In considering whether to recommend any particular candidate to serve on the Board or its committees or for inclusion in the Board’s slate of recommended director nominees for election at the annual meeting of shareholders, the nominating and corporate governance committee considers the criteria set forth in the nominating and corporate governance committee charter. Specifically, the nominating and corporate governance committee may take into account many factors, including personal and professional integrity, experience relevant to the Company’s industry, diversity of background and perspective including, but not limited to, with respect to gender and ethnicity and any other relevant qualifications, attributes or skills.

We consider diversity a meaningful factor in identifying director nominees, but do not have a formal diversity policy. The Board evaluates each individual in the context of the Board as a whole, with the objective of assembling a group that has the necessary tools to perform its oversight function effectively in light of the Company’s business and structure. In determining whether to recommend a director for re-election, the nominating and corporate governance committee may also consider potential conflicts of interest with the candidates, other personal and professional pursuits, the director’s past attendance at meetings and participation in and contributions to the activities of the Board.

In identifying prospective director candidates, the nominating and corporate governance committee may seek referrals from other members of the Board or shareholders. The nominating and corporate governance committee also may, but need not, retain a third-party search firm in order to assist it in identifying candidates to serve as directors of the Company. The nominating and corporate governance committee uses the same criteria for evaluating candidates regardless of the source of the referral or recommendation. When considering director candidates, the nominating and corporate governance committee seeks individuals with backgrounds and qualities that, when combined with those of our incumbent directors, provide a blend of skills and experience to further enhance the Board’s effectiveness.

The nominating and corporate governance committee will also consider potential nominees submitted by stockholders in accordance with the procedures set forth in our Bylaws and other processes adopted from time to time for submission of director nominees by stockholders, and such candidates will be considered and evaluated under the same criteria described above. stockholders wishing to propose a candidate for consideration may do so by submitting the above information to the attention of the Corporate Secretary, Cipherloc Corporation, 6836 Bee Cave Road, Bldg. 1, Suite 279, Austin, TX 78746.

Anti-hedging

As of the date hereof, the Company has not adopted a formal written Insider Trading Policy.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following tables set forth certain information concerning all compensation paid, earned or accrued for service by (i) our Principal Executive Officer, and (ii) two additional executive officers of the Company who earned in excess of $100,000 in during fiscal year ended September 30, 2021 (collectively, the “named executive officers”):

Name and Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	All Other Compensation ($) (1)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	Total ($)
David Chasteen(3)
Chief Executive Officer & Director	2021	$125,000	100,000	$-	$15,100	-	$240,100
	2020	-	-	-	$15,100	-	$15,100

Ryan Polk, Chief Financial Officer(2)	2021	$75,000	100,000	-	$-	-	$175,000
	2020	$49,760	-	-	-	-	$49,760

Nicholas Hnatiw, Chief Technology Officer(4)	2021	$66,667	25,000	-	$149,450	-	$241,117
	2020	-	-	-	-	-	-

(1) All other compensation consists primarily of remunerations for legal settlements, severance, auto and health insurance costs.

(2) Mr. Polk was appointed as Chief Financial Officer on February 1, 2020.

(3) Mr. Chasteen was appointed as Chief Executive Officer on November 1, 2020.

(4) Mr. Hnatiw was appointed as Chief Technology Officer on June 1, 2021.

Employment Agreements

Other than as set forth herein, there are no employment agreements between the Company and any named executive officer, and there are no employment agreements or other compensating plans or arrangements with regard to any named executive officer which provide for specific compensation in the event of resignation, retirement, other termination of employment or from a change of control of the Company or from a change in a named executive officer’s responsibilities following a change in control.

David Chasteen

On May 12, 2021, the Company entered into a letter agreement with David Chasteen pursuant to which Mr. Chasteen serves as the Company’s Chief Executive Officer. Pursuant to the letter agreement, Mr. Chasteen (i) receives a $200,000 annual salary; (ii) may receive a $200,000 annual bonus based upon the achievement of certain objectives; and (iii) received restricted stock units valued at $300,000, subject to vesting terms. In addition, Mr. Chasteen shall be eligible shall be entitled to paid time off pursuant to the Company’s policies and certain benefits.

In the event Mr. Chasteen’s employment is terminated by the Company other than for Cause (as defined in that certain Executive Agreement dated October 19, 2020 by and between the Company and David Chasteen (the “October Employment Agreement”)) or Mr. Chasteen resigns for Good Reason (as defined in the October Employment Agreement), Mr. Chasteen shall receive his then salary for a period of six months. Furthermore, in the event the Company consummates a Company Sale (as defined in the October Employment Agreement), Mr. Chasteen will receive a bonus equal to 5% of the Net Proceeds(as defined in the October Employment Agreement).

Ryan Polk

On September 30, 2021, the Company entered into an employment agreement (the “Employment Agreement”) with Ryan Polk pursuant to which Mr. Polk serves as Chief Financial Officer of the Company. Pursuant to the Employment Agreement, Mr. Polk shall (i) receive a base salary of $150,000, which may be increased by the compensation committee of the Board in its sole discretion beginning on May 31, 2021 and on each May 31st thereafter; (ii) be eligible for an annual equity bonus (payable in shares of Common Stock or options) equal to $50,000, which may be increased or decreased by the compensation, in its sole discretion; and (iii) be eligible for a yearly discretionary cash bonus with the target amount of $100,000. In addition, Mr. Polk received [insert award under restricted stock agreement]. Furthermore, Mr. Polk shall be reimbursed for reasonable, out-of-pocket business expenses consistent with the Company’s policies and procedures, in effect from time to time, and will be entitled to unlimited paid time off. Mr. Polk shall also be entitled to participate in any employee benefit plans or programs for which he is eligible that are provided by the Company to its management employees.

The Employment Agreement shall terminate upon the earliest to occur of the following: (i) Mr. Polk’s death; (ii) upon written notice by the Company if Mr. Polk shall suffer a physical or mental disability which renders Mr. Polk, in the reasonable judgment of the [compensation] committee, unable to perform his duties and obligations under the Employment Agreement for either 90 consecutive days or 180 days in any 12-month period; (iii) upon written notice by Mr. Polk for any reason other than Good Reason (as defined in the Employment Agreement); (iv) upon written notice by Mr. Polk for Cause (as defined in the Employment Agreement); (v) upon written notice by Mr. Polk for Good Reason; provided, however, prior to any such termination by Mr. Polk for Good Reason, Mr. Polk shall provide the Company with notice within 15 days of the occurrence of any circumstances that would constitute Good Reason, and the Company has not cured such circumstances within 15 days following receipt of such notice, with the exception of only five days written notice in the event the Company reduces Mr. Polk salary without his consent or fails to pay Mr. Polk any compensation due to him; or (vi) upon written notice by Mr. Polk without Cause.

In the event Mr. Polk’s employment is terminated for any reason (not including, however, a termination by the Company for Cause or a termination as a result of Mr. Polk’s death or disability) (a “Change of Control Termination”) during the 12-month period following a Change of Control (as defined in the Employment Agreement) or in anticipation of a Change of Control (as defined in the Employment Agreement), the Company shall pay Mr. Polk a cash severance payment equal to six months of his then base salary, less applicable withholding. In addition, in the event of a Change of Control, all of Mr. Polk’s equity-based compensation shall vest immediately regardless of whether Mr. Polk is retained by the Company or successor following the Change of Control and any outstanding stock options held by Mr. Polk shall be able to be exercised by Mr. Polk until the earlier of (i) one year from the date of termination and (ii) the latest date upon which such stock options would have expired by their original terms under any circumstances. In the event Mr. Polk’s employment is terminated for death, disability, without Good Reason by Mr. Polk or by the Company for Cause, (i) Mr. Polk shall be entitled to salary accrued through the termination date and (ii) any unvested stock options or equity compensation held by Mr. Polk shall immediately terminate and be forfeited (unless otherwise provided in the applicable award) and any previously vested stock options (or if applicable equity compensation) shall be subject to terms and conditions set forth in the applicable stock incentive plan or equity compensation plan, or award agreement. In the event Mr. Polk’s employment is terminated by Mr. Polk for Good Reason or by the Company without Cause, (i) Mr. Polk shall be entitled to continue to receive the salary at the rate in effect upon the termination date for six months following the termination date; (ii) subject to certain exceptions and provided that Mr. Polk elects to receive continued health insurance coverage through COBRA, the Company will pay Mr. Polk’s monthly COBRA contributions for health insurance coverage for six months following the termination date ((i) and (ii) are collectively referred to herein as the “Severance”); (iii) any unvested benefits (whether equity or cash benefits and bonuses will vest immediately upon such termination and any outstanding stock options or equity previously granted to Mr. Polk will vest immediately upon such termination and shall be exercisable by the Mr. Polk until the earlier of (A) one year from the date of termination and (B) the latest date upon which such stock options or equity would have expired by their original terms under any circumstances. As a condition to Mr. Polk’s right to receive the Severance, Mr. Polk will be required to execute and deliver to the Company a written release and may not breach any of the covenants and agreements set forth in the Employment Agreement. The Employment Agreement also contains covenants with respect to non-competition, confidential information and assignment of certain inventions and rights.

Nicholas Hnatiw

On June 1, 2021, the Company entered into an employment agreement (the “Hnatiw Employment Agreement”) with Nicholas Hnatiw pursuant to which Mr. Hnatiw serves as Chief Technology Officer of the Company. Pursuant to the Hnatiw Employment Agreement, Mr. Hnatiw shall (i) receive a base salary of $200,000, which may be increased by the compensation committee of the Board in its sole discretion beginning on May 31, 2021 and on each May 31st thereafter; (ii) be eligible for an annual equity bonus (payable in shares of Common Stock or options) equal to $50,000, which may be increased or decreased by the compensation, in its sole discretion; and (iii) be eligible for a yearly discretionary cash bonus with the target amount of $100,000. In addition, Mr. Hnatiw received [insert award under restricted stock agreement]. Furthermore, Mr. Hnatiw shall be reimbursed for reasonable, out-of-pocket business expenses consistent with the Company’s policies and procedures, in effect from time to time, and will be entitled to unlimited paid time off. Mr. Hnatiw shall also be entitled to participate in any employee benefit plans or programs for which he is eligible that are provided by the Company to its management employees.

The Hnatiw Employment Agreement shall terminate upon the earliest to occur of the following: (i) Mr. Hnatiw’s death; (ii) upon written notice by the Company if Mr. Hnatiw shall suffer a physical or mental disability which renders Mr. Hnatiw, in the reasonable judgment of the [compensation] committee, unable to perform his duties and obligations under the Hnatiw Employment Agreement for either 90 consecutive days or 180 days in any 12-month period; (iii) upon written notice by Mr. Hnatiw for any reason other than Good Reason (as defined in the Hnatiw Employment Agreement); (iv) upon written notice by Mr. Hnatiw for Cause (as defined in the Hnatiw Employment Agreement); (v) upon written notice by Mr. Hnatiw for Good Reason; provided, however, prior to any such termination by Mr. Hnatiw for Good Reason, Mr. Hnatiw shall provide the Company with notice within 15 days of the occurrence of any circumstances that would constitute Good Reason, and the Company has not cured such circumstances within 15 days following receipt of such notice, with the exception of only five days written notice in the event the Company reduces Mr. Hnatiw salary without his consent or fails to pay Mr. Hnatiw any compensation due to him; or (vi) upon written notice by Mr. Hnatiw without Cause.

In the event Mr. Hnatiw’s employment is terminated for any reason (not including, however, a termination by the Company for Cause or a termination as a result of Mr. Hnatiw’s death or disability) (a “Change of Control Termination”) during the 12-month period following a Change of Control (as defined in the Hnatiw Employment Agreement) or in anticipation of a Change of Control (as defined in the Hnatiw Employment Agreement), the Company shall pay Mr. Hnatiw a cash severance payment equal to six months of his then base salary, less applicable withholding. In addition, in the event of a Change of Control, all of Mr. Hnatiw’s equity-based compensation shall vest immediately regardless of whether Mr. Hnatiw is retained by the Company or successor following the Change of Control and any outstanding stock options held by Mr. Hnatiw shall be able to be exercised by Mr. Hnatiw until the earlier of (i) one year from the date of termination and (ii) the latest date upon which such stock options would have expired by their original terms under any circumstances. In the event Mr. Hnatiw’s employment is terminated for death, disability, without Good Reason by Mr. Hnatiw or by the Company for Cause, (i) Mr. Hnatiw shall be entitled to salary accrued through the termination date and (ii) any unvested stock options or equity compensation held by Mr. Hnatiw shall immediately terminate and be forfeited (unless otherwise provided in the applicable award) and any previously vested stock options (or if applicable equity compensation) shall be subject to terms and conditions set forth in the applicable stock incentive plan or equity compensation plan, or award agreement. In the event Mr. Hnatiw’s employment is terminated by Mr. Hnatiw for Good Reason or by the Company without Cause, (i) Mr. Hnatiw shall be entitled to continue to receive the salary at the rate in effect upon the termination date for six months following the termination date; (ii) subject to certain exceptions and provided that Mr. Hnatiw elects to receive continued health insurance coverage through COBRA, the Company will pay Mr. Hnatiw’s monthly COBRA contributions for health insurance coverage for six months following the termination date ((i) and (ii) are collectively referred to herein as the “Hnatiw Severance”); (iii) any unvested benefits (whether equity or cash benefits and bonuses will vest immediately upon such termination and any outstanding stock options or equity previously granted to Mr. Hnatiw will vest immediately upon such termination and shall be exercisable by the Mr. Hnatiw until the earlier of (A) one year from the date of termination and (B) the latest date upon which such stock options or equity would have expired by their original terms under any circumstances. As a condition to Mr. Hnatiw’s right to receive the Hnatiw Severance, Mr. Hnatiw will be required to execute and deliver to the Company a written release and may not breach any of the covenants and agreements set forth in the Hnatiw Employment Agreement. The Hnatiw Employment Agreement also contains covenants with respect to non-competition, confidential information and assignment of certain inventions and rights.

Compensation of Directors

The Company’s compensation policy for directors includes quarterly fees as well as stock options. Annual director compensation will be $60,000 for the Chairman of the Board and Lead Independent Director, $40,000 for directors with an additional $20,000 for additional committees chairmanships. In July 2020, the Board temporarily deferred cash payments to its members. The Company restored cash payments to directors in April 2021.

Beginning with the quarter ended September 30, 2021, the Company’s directors received one-half of their compensation in cash and the remaining half in Common Stock. During the years ended September 30, 2021, and 2020, the Company paid $220,000 and $170,000 in Board fees, respectively.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

There are no transactions which occurred during our fiscal years ended September 30, 2021 and 2020 to which we have been a party, including transactions in which the amount involved in the transaction exceeds the lesser of $120,000 or 1% of the average of our total assets at year-end for the last two completed fiscal years, and in which any of our directors, executive officers or, to our knowledge, beneficial owners of more than 5% of our capital stock or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest, other than equity and other compensation, termination, change in control and other arrangements, which are described elsewhere in this Information Statement. We are not otherwise a party to a current related party transaction, and no transaction is currently proposed, in which the amount of the transaction exceeds the lesser of $120,000 or 1% of the average of our total assets at year-end for the last two completed fiscal years and in which a related person had or will have a direct or indirect material interest.

REVIEW, APPROVAL AND RATIFICATION OF RELATED PARTY TRANSACTIONS

We are a smaller reporting company as defined by Rule 12b-2 of the Exchange Act and are not required to provide the information under this item.

WHERE YOU CAN OBTAIN ADDITIONAL INFORMATION

The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports, proxy statements and other information including annual and quarterly reports on Forms 10-K and 10-Q, respectively, with the SEC. Copies of such material can be obtained on the SEC’s website (http://www.sec.gov) that contains the filings of issuers with the SEC through the EDGAR system.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this Information Statement on Schedule 14f-1 to be signed on its behalf by the undersigned hereunto duly authorized.

CIPHERLOC CORPORATION

Dated: July 5, 2022

By:	/s/ Ryan Polk
Ryan Polk
Chief Financial Officer

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